BUSINESS DEVELOPMENT & MARKETING AGREEMENT

This MARKETING AGREEMENT (“Agreement”) is made this 30th day of January, 2020 by and between US Lithium Corp, Inc., 12340 Seal Beach BLVD, Seal beach , CA 90740 ("USL") and International Healthcare Network, (“Sales Partner”).

WHEREAS, USL is a manufacture’s representative for a variety of producers focusing on health related CBD products and desires to acquire additional customers for such products; and

WHEREAS, Sales Partner desires to earn revenue by marketing USL’s products and services as further described below and in various marketing materials provided to Sales Partner, (“USL Services”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.Integration & Marketing of USL Products & Services. USL will support Sales Partner with the integration of the USL programs into Sales  Partner’s  program offerings. USL and Sales Partner will develop marketing information on the USL Services that can be incorporated into Sales Partner’s marketing literature.

2.Sales Partner Duties and Responsibilities.

a.Customer Relationships. Sales Partner will introduce USL products to its customers. Sales Partner will utilize pricing terms that are developed in conjunction with USL.

3.USLDuties and Responsibilities.

a.USLServices.USL shall provide any or all of its services for Sales Partner to market as long as such services are not prohibited by law.

4.Commissions. By the fifteenth (15th) day of each month, USL, and or its successors, shall remit to Sales Partner its share of all revenues generated for USL during the previous calendar month from Sales Partner’s Client enrollment efforts according to the commission schedule set forth in Schedule A. Schedule A is made part of this Agreement. Sales Partner agrees that, in situations where “Exception Pricing” (pricing not on the then- current Rate/Commission Schedule) has been requested, the commission due Sales Partner for such contract may be adjusted with Sales Partner’s prior permission. USL agrees that, once a Client is boarded under a specific commission plan, no changes to the Sales Partner’s commission rate will be made without Sales Partner’s permission.

5.Term and Termination. This Agreement shall have a term of three (3) years, commencing on the date hereof, and shall automatically renew for successive one (1) year terms unless terminated as provided herein. If either party shall default in the performance of any of its obligations under this Agreement and shall fail or refuse to remedy such default to the reasonable satisfaction of the other party within ten (10) calendar days after receipt of written notice, the non-breaching party may terminate this Agreement upon an additional ten (10) days written notice. In the event Sales Partner or USL terminates this Agreement, USL, and or its successors, will continue to pay commissions due to Sales Partner on all active contracts submitted by Sales Partner.

6.Exclusivity/Relationship/Confidentiality. Nothing in this Agreement shall be deemed to create a partnership, joint venture or agency relationship between the parties. Both parties are independent contractors and neither party is to be considered the agent or legal representative of the other for any purpose whatsoever. Neither party shall disclose the terms of this Agreement, including without limitation the commissions, forms, contracts, procedures, processes, pricing, directly or indirectly for any reason.

7.Excusable Delay or Failure in Performance. No party to this Agreement shall be liable for failure to perform any of its obligations under this Agreement during any time such party is unable to perform due to any act of God, sabotage, military operation, national emergency, civil commotion, labor disturbance, utility or computer failure, or the order, requisition, request or recommendation of any government agency or acting government authority, or any party's compliance therewith, or government proration, regulation, or priority, or any change in laws or regulations which prevent any party from providing services required by this Agreement, or any other cause beyond any party's reasonable control whether similar or dissimilar to the foregoing causes. This paragraph does not apply to the amounts owed or owing to any party on or before the date of the occurrence of any force majeure.

8.Notices. Any notice permitted or required by this Agreement shall be deemed given when sent by registered or certified mail or overnight delivery, and addressed as follows: if to USL, to the Contract Administrator at the address shown in the first paragraph of this Agreement and, if to Sales Partner, to:

, .

9.Indemnification. Each party shall protect, indemnify, defend, and hold harmless the other party and its parent, subsidiaries, affiliates, successors, and assigns, and their respective employees, officers, agents, and representatives, from and against any and all liabilities, damages, losses, claims, costs, and expenses arising out of or caused by any breach by the such party of any of its obligations under this Agreement.

Promptly after the receipt by either party of notice of any claim or the commencement of any action or proceeding as to which the indemnity contained herein may apply, such party shall give the other party prompt written notice of such claim or the commencement of such action or proceeding.

10.Miscellaneous. Both parties warrant and represent that it will comply with all applicable federal, state and local laws. This Agreement shall be governed by the laws  of the State of Texas, without giving effect to the conflict of laws provisions thereof.   Any legal action with respect to this Agreement shall be brought in the courts of the Texas and the parties hereby consent to the exclusive jurisdiction of such state and federal courts for the purpose of any such legal action. This Agreement constitutes the entire agreement, and supersedes all prior agreements, between the parties with respect to the subject matter hereof and any modification hereof must be in a writing signed by both parties. Any provision of this Agreement that is found by a court of competent jurisdiction to violate applicable law shall be limited or nullified only to the extent necessary to bring the Agreement within the requirements of such law. This Agreement may not be assigned by Sales Partner to any other entity without the prior written consent of USL, and any attempted assignment shall be null and void. This Agreement shall be binding upon, and inure to benefit of, the successors and assigns of the parties hereto.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and each of the undersigned hereby warrants and represents that he or she has been and is, on the date of this Agreement, duly authorized by all necessary and appropriate action to execute this Agreement.

SALES PARTNER:USL :

By:By:

January 30, 2020January 29, 2020